United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Transmitted only to
SEC, NYSE, CVM, B3,
AMF and Euronext Paris

Vale informs increase of relevant shareholding ownership

Rio de Janeiro, October 4th,  2017 — Vale S.A. (Vale) informs, pursuant to Paragraph 6 of Article 12 of Ruling 358/02 issued by the Brazilian Securities Commission (CVM), as subsequently amended, that Norges Bank Investment Management registered with the CNPJ/MF under no 05.839.607/0001-83, a company organized and existing under the laws of Norway, headquartered at Bankplassen 2, P.O. Box 1179 Sentrum, 0107 Oslo, Norway, Europe, and legally represented in Brazil by Trench, Rossi e Watanabe Advogados registered with the CNPJ/MF under no 61.576.369/0001-31, increased the number of preferred class “A” shares issued by Vale on September 20th, 2017 due to the receipt of lent out preferred shares.

Norges Bank Investment Management owned 14,032,998 preferred shares, corresponding to 4.57% of this type of share and, as a result of this transaction, now manages a total of 15,999,021 preferred shares, representing 5.21% of this type of share.

Norges Bank Investment Management also stated that: (i) the purpose of the acquisition and the interest mentioned above is purely investment; (ii) there are no other securities or derivatives referenced to such shares held directly or indirectly by Norges Bank Investment Management or person or persons attached to it; (iii) there is no shareholders’ agreement or contract regulating the right to vote or purchase and sale securities issued by Vale where Norges Bank Investment Management is involved; (iv) it is a minority investment that does not alter the control or the administrative structure of Vale.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Denise Caruncho: denise.caruncho@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: October 04, 2017		Director of Investor Relations